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                            January 24, 2024

       Marc Fogassa
       Chief Executive Officer
       Jupiter Gold Corporation
       Rua Vereador Jo  o Alves Praes n   95-A
       Olhos D     gua , MG 39398-000 , Brazil

                                                        Re: Jupiter Gold
Corporation
                                                            Form 20-F for the
Fiscal Year ended December 31, 2022
                                                            Filed April 28,
2023
                                                            File No. 333-214872

       Dear Marc Fogassa:

              We have reviewed your January 12, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 13,
       2023 letter.

       Form 20-F for the Fiscal Year ended December 31, 2022

       Information on the Company, page 7

   1. We understand from your response to prior comment 1 that you would prefer to limit compliance with the
Subpart 1300 disclosure requirements to future filings, beginning with your annual report
for the fiscal year ended December 31, 2023, which you intend to file by April 29, 2024.
However, you have not provided adequate responses to several comments in our prior
letter and have not explained why you believe that an amendment should not be filed.
For example, the draft revisions proposed in response to prior comment 1 would need to
include the following additional information for each material property to comply with
Item 1304(b) of Regulation S-K:

                                                              A description of
infrastructure.
                                                              A description of
the work that you have completed on each property.
 Marc Fogassa
Jupiter Gold Corporation
January 24, 2024
Page 2
                A description of the exploration plan, including timeframe and cost.
                The total cost or book value of the property at the end of the period.

         Please further revise your proposed disclosures to address these requirements, along with the concerns outlined in the other comments in this letter, and submit all of the proposed changes in the form of a draft amendment for our review.

         If you believe that an amendment should not be required or would not be of interest to investors, the proposed changes in the form of a draft amendment should be accompanied by an explanation of your rationale, identifying the facts and circumstances that you considered in formulating your view.
2. We note your response to prior comment 2 stating that you "...will remove any disclosures that are not supportable pursuant to the requirements of Item 1302(a)(1) of Regulation S-
         K," although also indicating that if the information is retained you would clarify that it does not meet these requirements and is publicly available and consistent with reporting standards of the Brazilian national mining agency.

         We continue to believe that you will need to remove estimates of mineralization from your filing that do not meet the resource or reserve definitions in
Item 1300 of Regulation
         S-K, and which you are unable to support in accordance with Item 1302(a)(1) of
         Regulation S-K. We reissue prior comment 2.
3. We note your response to prior comment 4 stating that the gold bar illustration in your filing "is an example of a product" from your portable alluvial gold processing plant, although you have not provided any details regarding the timeframe or circumstances of its production or how it serves as an appropriate example.

         Unless you are able to show relevant correlation with your properties or services please remove the illustration to avoid misleading inferences.

         However, if you believe that you are able to justify using the illustration in your filing, provide us with the relevant details and a draft of any clarifying disclosures that you propose to accompany the photograph. We reissue prior comment 4. Please contact John Coleman at 202-551-3610 or Karl Hiller at
202-551-3686 if you have
questions regarding comments.



FirstName LastNameMarc Fogassa                                  Sincerely,
Comapany NameJupiter Gold Corporation
                                                                Division of
Corporation Finance
January 24, 2024 Page 2                                         Office of
Energy & Transportation
FirstName LastName